EXHIBIT 99.1

Ero Copper Announces Initial NI 43-101 Mineral Resource Estimate for the Furnas Copper-Gold Project

VANCOUVER, British Columbia, Oct. 02, 2024 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce an initial National Instrument 43-101 ("NI 43-101") compliant mineral resource estimate for the Furnas Copper-Gold Project ("Furnas" or the "Project"), located in the Carajás Mineral Province ("Carajás") in Pará State, Brazil.

The initial mineral resource estimate highlights significant potential for the Project. At a 1.00% copper equivalent ("CuEq") cut-off grade, the mineral resource estimate, effective June 30, 2024, totals:

  Indicated Mineral Resource: 35.2 million tonnes grading 1.04% copper and 0.69 grams per tonne ("gpt") gold (1.36% CuEq1), containing an estimated 364,700 tonnes of copper and 775,300 ounces of gold
  Inferred Mineral Resource: 61.3 million tonnes grading 1.06% copper and 0.63 gpt gold (1.36% CuEq1), containing an estimated 647,400 tonnes of copper and 1,235,600 ounces of gold

This estimate is supported by more than 90,000 meters of historic drilling on the Project, conducted by Vale S.A. and Anglo American plc, as well as a resampling and database validation program undertaken by the Company.

"We are extremely pleased with this initial mineral resource estimate for Furnas. It provides a solid foundation upon which we can focus, over the coming months, on unlocking further potential," said David Strang, Chief Executive Officer. "Our Phase 1 drill program will target two key objectives: improving the definition of high-grade zones through infill drilling and extending known mineralization within these zones beyond the historically drilled depth of approximately 300 vertical meters from surface.

"Furnas presents a tremendous opportunity to define a major copper-gold mineral resource capable of supporting a large-scale underground mine. Our experience in underground mining in Brazil, coupled with the successful construction of our new Tucumã mine and processing plant in the Carajás, positions us well to advance this Project.

"Together with our partners at Vale Base Metals, we are committed to progressing Furnas in a manner that delivers sustainable benefits for all stakeholders and reinforces Brazil's position as a global leader in the responsible, low-carbon production of critical minerals."

1. CuEq grade calculated as Cu grade + (Au grade x 0.03215 x ($1,900 gold price x 61.50% gold metallurgical recovery / (0.01 x $9,259/tonne copper price x 85.00% copper metallurgical recovery)).

MINERAL RESOURCE ESTIMATE AND CUT-OFF GRADE SENSITIVITY

Cut-Off Grade			Grade			Contained Metal
CuEq[1]		Tonnes	Cu	Au	CuEq[1]	Cu	Au	CuEq
(%)	Category	(Mt)	(%)	(gpt)	(%)	(kt)	(koz)	(kt)
0.60	Indicated	66.4	0.84	0.55	1.10	555.3	1,179.9	730.5
	Inferred	114.8	0.85	0.51	1.10	978.9	1,877.3	1,257.6
0.80	Indicated	51.2	0.93	0.60	1.22	477.9	984.5	624.1
	Inferred	88.0	0.96	0.55	1.22	840.7	1,558.1	1,072.0
1.00	Indicated	35.2	1.04	0.69	1.36	364.7	775.3	479.8
	Inferred	61.3	1.06	0.63	1.36	647.4	1,235.6	830.8

Note: The Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards (2014) were used for reporting Mineral Resources, which are effective as at June 30, 2024 and presented on a 100% ownership basis. All figures have been rounded to reflect the relative accuracy of the estimates. Summed amounts may not add due to rounding. Mineral resources that are not mineral reserves do not have a demonstrated economic viability. See "Notes on Mineral Resources" below for additional technical and scientific information.
1. CuEq grade calculated as Cu grade + (Au grade x 0.03215 x ($1,900 gold price x 61.50% gold metallurgical recovery / (0.01 x $9,259/tonne copper price x 85.00% copper metallurgical recovery)).

In September 2024, the Company received drilling permits from the Pará State environmental agency, allowing for the commencement of the Phase 1 drill program in October 2024. This minimum 28,000-meter program will focus on two identified high-grade zones – the NW and SE Zones – within the broader deposit. The program is designed to support a preliminary economic assessment on the Project. The drill plan comprises:

  Infill drilling to upgrade inferred mineral resources and increase continuity of the high- grade zones
  Extensional drilling to depth, where limited prior drilling suggests increasing grade and thickness

FURNAS COPPER-GOLD PROJECT DETAILS AND EARN-IN AGREEMENT

Furnas is an iron oxide copper-gold deposit located approximately 50 kilometers southeast of Vale Base Metal's ("VBM") Salobo operations and approximately 190 kilometers northeast of Ero's Tucumã Operations. Covering an area of approximately 2,400 hectares, the Project sits within fifteen kilometers of extensive regional infrastructure, including paved roads, an industrial-scale cement plant, a power substation and Vale S.A.'s railroad loadout facility.

In July 2024, the Company signed a definitive earn-in agreement ("Agreement") with Salobo Metais S.A, a subsidiary of VBM, to earn a 60% interest in the Project upon completion of several exploration, engineering and development milestones over a five-year period. In exchange for its 60% interest, Ero will solely fund a phased work program during the earn-in period and grant VBM up to an 11.0% "free carry" on future Project construction capital expenditures. For additional details on the key terms and execution of the Agreement, please refer to the Company's press releases dated October 30, 2023 and July 22, 2024.

NOTES ON MINERAL RESOURCES

CIM Definition Standards (2014) were used for reporting mineral resources, which are effective as at June 30, 2024 and presented on a 100% ownership basis. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding. Mineral resources that are not mineral reserves do not have a demonstrated economic viability.

Mineral resource estimates are prepared by or under the supervision of and verified by Mr. Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148). Mr. Monteiro is Resource Manager of the Company and is a “qualified person” within the meanings of NI 43-101.

Mineral resources have been estimated using a copper price of US$9,259/tonne, a gold price of US$1,900/oz, a USD:BRL foreign exchange rate of 5.10, and copper and gold metallurgical recovery rates of 85.00% and 61.50%, respectively. The estimation was constrained using Datamine's Mineable Shape Optimizer ("MSO") at a 0.55% break-even copper cut-off grade. Mineral resources were estimated using ordinary kriging within a 25-meter by 25-meter by 4- meter block size (X, Y, Z), with a minimum sub-block size of 6.25 meters by 6.25 meters by
2.0 meters.

QUALIFIED PERSONS AND THE NI 43-101 TECHNICAL REPORT

Mr. Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) has reviewed, verified and approved the scientific and technical information contained in this press release, including the sampling, analytical and test data underlying the information contained in this press release. Mr. Monteiro is Resource Manager of the Company and is a “qualified person” within the meanings of NI 43-101.

The Company will file the associated NI 43-101 compliant report on SEDAR+ (www.sedarplus.ca/landingpage/) and EDGAR (www.sec.gov), and publish this report on the Company's website (www.erocopper.com), within 45 days of this press release.

QUALITY ASSURANCE & QUALITY CONTROL

Four diamond exploration drilling campaigns were previously carried out on Furnas, with control sample protocols applied to each campaign. Historical QA/QC data was evaluated, including duplicates, blanks and standard samples from the most recent drilling campaign.

In all drilling campaigns, a quarter of the recovered core sample was collected. In the first three exploration campaigns, one-meter sampling intervals were predominately used. In the fourth exploration campaign one-meter sampling intervals were predominately used in the mineralized zone and two-meter sampling intervals were used in the transition zone and in waste rock.

Physical preparation of the quarter-core samples was performed in the following laboratories: Vale/Carajás, Intertek-Parauapebas-PA, Intertek-Nova Lima-MG, SGS GEOSOL, or Lakefield-Geosol. Chemical analysis was performed by ACME, Lakefield-Geosol in Belo Horizonte/MG, and SGS Geosol Laboratories in Vespasiano/MG. The selection of analytical methods and the number of elements analyzed varied across exploration campaigns.

To verify the accuracy of older sampling campaigns, a post-mortem QA/QC program was performed on copper and gold for select assay intervals. The post-mortem program undertaken by the Company demonstrates good performance, particularly for copper and gold, allowing for the inclusion of historical exploration campaign data for the purposes of this press release.

The Company reprocessed all historical QA/QC data from the Project, according to the Company's internal guidelines, and achieved exceptional results aligned with industry standards. Error rates for pulp and coarse duplicates remained significantly below the conventional limit of 10%, demonstrating the effectiveness of historical data preparation and analytical procedures. Global biases across all drilling phases and laboratories stayed well within acceptable parameters, confirming the analytical accuracy of the primary laboratories associated with the historical database. Additionally, the absence of significant contamination in all laboratories further validates the reliability and integrity of the reprocessed data.

ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Operation (formerly known as Boa Esperança), an open pit copper mine located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Operation, can be found on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, SVP, Corporate Development, Investor Relations & Sustainability
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to Ero's ability, in partnership with VBM, to create value at and/or maximize the value of the Project; Ero's ability to successfully design an economic high-grade underground mine or other development and operating scenario for Furnas; Ero's ability to commence and complete the required 28,000 meters of drilling during the 18-month Phase 1 work program; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the Company's most recent Annual Information Form under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.